

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2024

Marie Myers
Executive Vice President and Chief Financial Officer
Hewlett Packard Enterprise Co
1701 East Mossy Oaks Road
Spring, Texas 77389

> **Re: Hewlett Packard Enterprise Co**
> **Current Report on Form 8-K**
> **Filed January 19, 2024**
> **File No. 001-37483**

Dear Marie Myers:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences